UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission file number: 001-33668

SUPERCOM LTD.
(Translation of registrant’s name into English)

3, Rothschild Street
Tel Aviv 6688106
Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUPERCOM LTD.

6-K Items

On January 19, 2024, SuperCom Ltd. (the “Company”) issued to Sabby Volatility Warrant Master Fund, Ltd. (“Sabby”) 1,475,142 of the Company’s ordinary shares (the “Shares”), par value NIS 2.5 per share (the “Ordinary Shares”), 4,250,000 two-year warrants to purchase Ordinary Shares with an exercise price of $0.45 per share (the “Warrants”), and 5,524,858 pre-funded warrants to purchase Ordinary Shares with an exercise price of $0.00001  per share (the “Pre-Funded Warrants” and collectively with the Shares, the Warrants and the Ordinary Shares underlying the Warrants and the Pre-Funded Warrants, the “Securities”) pursuant to an agreement with Sabby to fully settle the actions between the parties, which were pending in the Supreme Court of New York, New York County.

The Warrants and the Pre-Funded warrants are exercisable immediately, subject to the beneficial ownership blockers as set forth in the Warrants and the Pre-Funded Warrants, respectively. The Securities were issued and/or will be issued as free trading pursuant to an exemption under Section 3(a)(10) of the Securities Act of 1933, as amended, and approved as required thereunder.

The foregoing descriptions of the forms of the Warrants and the Pre-Funded Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the forms of the Warrants and the Pre-Funded Warrants, copies of which are attached as Exhibits 4.1 and 4.2, respectively, to this Report on Form 6-K and incorporated herein by reference.

Exhibit No.	Description
4.1*	Form of Warrants
4.2*	Form of Pre-Funded Warrants

* Filed herewith.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd. By: /s/ Ordan Trabelsi Name: Ordan Trabelsi Title: Chief Executive Officer

Date: January 22, 2024